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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PharmChem Laboratories, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717133102

(CUSIP Number)

Carolyn R. Klasco, Esq.

Shartsis Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,442,300
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,442,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.8%

14. Type of Reporting Person (See Instructions)

IA

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 549,300
9. Sole Dispositive Power 0
10. Shared Dispositive Power 549,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person 549,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.4%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 70,935
8. Shared Voting Power 1,442,300
9. Sole Dispositive Power 70,935
10. Shared Dispositive Power 1,442,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,513,235

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 26.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Banner Partners Minaret

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 379,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 379,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 379,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William C. Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 379,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 379,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 379,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alan R. Brudos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 379,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 379,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 379,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of PharmChem Laboratories, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1505A O'Brien Drive, Menlo Park, CA 94025.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Micro Cap Partners, L.P., a Delaware limited partnership, Palo Alto Investors ("PAI"), a California limited liability company, William Leland Edwards ("W.L. Edwards"), Banner Partners Minaret ("Banner"), a California limited partnership, William C. Edwards ("W.C. Edwards") and Alan R. Brudos ("Brudos") (collectively, the "Filers").

(b) The business address of the Filers is Micro Cap Partners, L.P., PAI and W.L. Edwards is 470 University Avenue, Palo Alto, CA 94301. The business address of Banner, W.C. Edwards and Brudos is 3000 Sand Hill Road, Bldg. 1, Ste. 190, Menlo Park, CA 94025.

(c) Micro Cap Partners, L.P. is an investment limited partnership, the securities holdings of which are managed by PAI. PAI is an investment adviser registered as such with the Securities and Exchange Commission and serves as the general partner of and investment adviser to Micro Cap Partners, L.P. The sole manager of PAI is Palo Alto Investors, a California corporation, of which W.L. Edwards is the President and controlling shareholder.

W.C. Edwards and Brudos are the general partners of Banner. A portion of Banner's assets is managed by PAI pursuant to an investment management agreement, and this filing pertains only to that portion of Banner's assets managed by PAI.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) W.L. Edwards and W.C. Edwards are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount

Micro Cap Partners, L.P.	Working Capital	$1,702,313.27
PAI	Funds Under Management	$4,863,550.66
W.L. Edwards	Personal Funds	$251,585.84
Banner	Working Capital	$1,333,349.48

Item 4. Purpose of Transaction

W.L. Edwards and the chief executive officer of the Issuer have had conversations from time to time about different strategies for maximizing shareholder value. In addition, the Issuer permitted and enabled PAI to purchase additional shares in December 2000, by amending the Issuer's shareholder rights plan.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. PAI is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client, other than Micro Cap Partners, L.P. and Banner, holds more than 5% of the outstanding Stock.

PAI, on behalf of MicroCap Partners, L.P. and other client accounts, effected the following transactions in the Stock in open market transactions on the NASDAQ stock market on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since April 17, 2000:
Name	Purchase or Sale	Date	Number of Shares	Price Per Share

PAI	P	12/20/00	25,000	2.00
PAI	P	12/22/00	13,500	2.50
MicroCap Partners, L.P.	P	12/22/00	32,800	2.50
MicroCap Partners, L.P.	P	12/27/00	2,000	2.50

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI is the general partner of Micro Cap Partners, L.P. pursuant to an Agreement of Limited Partnership that grants to PAI the authority, among other things, to invest the funds of Micro Cap Partners, L.P. in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Micro Cap Partners, L.P. Pursuant to such Agreement of Limited Partnership, the general partner of Micro Cap Partners, L.P. is entitled to allocations based on assets under management and realized and unrealized gains.

W.C. Edwards and Brudos are the general partners of Banner pursuant to an Agreement of Limited Partnership that grants to Messrs. Edwards and Brudos the authority, among other things, to invest the funds of Banner in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Banner. Pursuant to such Agreement of Limited Partnership, the general partners of Banner are entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2001
PALO ALTO INVESTORS, LLC By: Palo Alto Investors, a California corporation, Manager By: /s/ William L. Edwards William L. Edwards, President /s/ William L. Edwards William L. Edwards	BANNER PARTNERS MINARET By: Palo Alto Investors, a California corporation, Attorney-In-Fact By: /s/ William L. Edwards William L. Edwards, President
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC General Partner By: Palo Alto Investors, a California corporation, Manager By: /s/ William L. Edwards William L. Edwards, President

WILLIAM C. EDWARDS

By: Palo Alto Investors, a California
corporation, Attorney-In-Fact

By: /s/ William L. Edwards
William L. Edwards, President

ALAN R. BRUDOS

By: Palo Alto Investors, a California
corporation, Attorney-In-Fact

By: /s/ William L. Edwards
William L. Edwards, President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned of the common stock of PharmChem Laboratories, Inc. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said transactions, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 16, 2000
PALO ALTO INVESTORS, a California corporation By: /s/ William L. Edwards William L. Edwards, President /s/ William L. Edwards William L. Edwards	BANNER PARTNERS MINARET By: /s/ William C. Edwards William C. Edwards, General Partner By: /s/ Alan R. Brudos Alan R. Brudos, General Partner
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, a California corporation, General Partner By: /s/ William L. Edwards William L. Edwards, President	/s/ William C. Edwards William C. Edwards /s/ Alan R. Brudos Alan R. Brudos